UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 29, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the Annual Review 2020 of UBS Group AG and UBS AG, which appears immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Kelsang Tsün ______________

Name:  Kelsang Tsün

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Kelsang Tsün ______________

Name:  Kelsang Tsün

Title:    Executive Director

Date: March 29, 2021

Annual Review / 2020


We face
forward





UBS





Axel A. Weber
Chairman of the Board of Directors

"Sustainability means thinking and acting with the long term in mind. We have an obligation to our clients, shareholders and employees to apply a long-term lens – and we also have a responsibility to society at large."

Thinking long term



The COVID-19 crisis brought the vulnerability and interconnected nature of environment, societies and economies to the forefront of all our minds and demonstrated that sustainability considerations must be firmly pursued.

The crisis has demonstrated how years of sustainable thinking and acting delivered value for our firm, employees, and clients. For example, technology investments that long preceded the virus outbreak allowed us to transition from the workplace to home office with ease.

It has also become clear to all of us that we must better prepare for global systemic risks, among them climate change. If we delay any longer, the eventual costs will only increase. It's therefore critical to take action now. The financial sector has a central role to play in particular by converting savings into investments – since the transition to a low-carbon global economy requires huge investments.

One of the major challenges, both for financial institutions and the world as a whole, remains the disclosure of social and environmental factors. Many companies have made significant progress with voluntary reporting and setting energy-transition targets, but comparing one company's ambitions with those of another remains a challenge. Asset owners in particular want actual strategy changes, including quantifiable net-zero targets and compensation tied to outcomes. We therefore actively engage on climate topics with companies in which we invest. Sustainable finance is undoubtedly a growth area that sticks out for us, given our long-standing leadership and engagement on the topic as well as our competitive positioning. Our unique approach to sustainable and impact investing leverages all parts of UBS, from working with our corporate clients on their transition, through engaging with clients via our investment stewardship processes to providing our individual clients with the choice they need to effect the changes they want to see in the world.

We must and will be even more strategic in this area, increasing our offerings around environmental, social and governance factors so that clients' investments are protected on more fronts. UBS is already strong in this area and we must continue to develop our position of strength.



Who are we?

The largest truly global wealth manager. A leading personal and corporate bank in Switzerland. A large-scale and diversified global asset manager. A focused investment bank. That's UBS. Drawing on our 150-year heritage and through our businesses, which all have a competitive edge in their areas of expertise, we provide financial advice and solutions to our global client base. To serve our clients best, we also aspire to attract, develop and retain a diverse range of highly talented employees, and to provide a supportive and inclusive workplace where everyone can unlock their full potential.



06 | Highlights of the 2020 financial year

We demonstrated a strong performance across our businesses and geographical regions throughout the 2020 financial year.



08 | Our ambitions for sustainability

We aim to be a leader in sustainable finance, a recognized innovator and thought leader in philanthropy, an industry leader in sustainable business practices, and an employer of choice.



14 | Cashless, plastic-less

Plastic money may be convenient but it isn't climate-smart. Can cashless be more sustainable?



22 | Sustainability in governance

We regularly and critically assess our environmental, social and governance policies and practices to enable us to deliver on the SDGs and foster corporate responsible behavior.

On the cover

Facing forward: Duray Taylor (top), Prerona Kalita (bottom left), Raymond Reitzer (bottom right). Three of our employees reflect back on 2020. Read more on page 58.





Table of contents







Ralph Hamers
Group Chief Executive Officer

"As we emerge stronger and more resilient from this period of great uncertainty, it's time for us to look ahead to the next steps on our exciting journey."

Goodbye 2020, hello 2021



2020 was a challenging year by any measure – for our clients, our colleagues and our communities. But it was also an accelerator. Of change. Of digitalization. Of new ways to connect. And if there's one thing I'm sure of, it's this: change will be ever constant as the world continues to feel the ripple effect from 2020 in the years to come.

And UBS's place in all of this? Well, I would say we're fully ready to embrace this change and build on the strengths and strong performance that we demonstrated in 2020.

There for our clients. Our clients are why we're here. In a year like no other, we worked across our firm to deliver the best of UBS to our clients and grow our already existing leadership in areas such as sustainability. We provided stability, maintained connectivity, and gave advice and solutions to our clients during times of uncertainty.

There for our employees. How we work together has evolved in the face of the pandemic. We've adapted our training, resources and tools to support new and more flexible ways of working – especially given the challenges of making room for work space at home, homeschooling children and leading teams remotely. Thank you to our employees who truly stepped up to every challenge thrown their way.

There for our communities. Being socially distanced didn't mean we distanced ourselves from our social responsibility. We worked together with our clients and colleagues to protect the world's most vulnerable and help our local communities. And we made an enormous impact through our UBS Optimus Foundation COVID-19 Response Fund, through (virtual) employee volunteering and through forging partnerships with local and global organizations.

We all faced – and continue to face – constant change. Yet thanks to our preparedness, agility and the support of our employees, who all had to adapt as well, we were able to ensure continuity of support to our clients and communities. This is a huge feat that shouldn't be taken lightly, and is one that we should all be proud of. And now, as we emerge stronger and more resilient from this period of great uncertainty, it's time for us to look ahead to the next steps on our exciting journey. As we do so, the attributes mentioned above and in this publication are what we'll build on as we go from strength to strength. Thanks for being part of our journey.



Highlights of the 2020 financial year

We demonstrated a strong performance across our businesses and geographical regions throughout the 2020 financial year.

Group results	Resources	Profitability and growth
USD billion **6.6** Net profit/(loss) attributable to shareholders (2019: USD 4.3 billion)	USD trillion **1.1** Total assets (2019: USD 1.0 trillion)	**17.4%** Return on common equity tier 1 capital (2019: 12.4%)
USD **1.77** Diluted earnings per share (2019: USD 1.14)	USD billion **59.4** Equity attributable to shareholders (2019: USD 54.5 billion)	**12.8%** Return on tangible equity (2019: 9.0%)

> More on our financial performance is available at ubs.com/annualreport



Our 2020 in review

February 2020

UBS and BlackRock partner on new development bank debt ETF

Together with BlackRock as partner we launched a new exchange-traded fund investing in multilateral development bank (MDB) debt. The fund raised by MDB debt offers strong credit ratings and is also focused on advancing the SDGs. (Not available to the investors in the US.)











January 2020

Becoming climate aware

We unveiled our Climate Aware framework to help harness capital toward climate-smart solutions. Despite the strong investor appetite to direct private capital toward a low-carbon future, there remains a significant shortfall to meet the goals of the Paris Climate Agreement.

February 2020

A new investment initiative for private clients

After hitting milestones in thematic and sustainable investing, the new "Future of…" thematic series kicked off with a white paper and investment offering focused on the Future of Waste. The new Future of… program publishes regular white papers on challenges that resonate strongly with clients and provides associated investment solutions across public and private markets.

March 2020

Ambitious SI goal achieved ahead of plan

Core sustainable assets rose to USD 793 billion at the end of 2020 (62 percent increase), surpassing a three-year goal ahead of schedule. As part of this, UBS has already directed USD 3.9 billion of client assets into impact investments related to the UN SDGs.

March 2020

Strengthened support for business owners during the COVID-19 crisis

UBS supported its corporate and business clients with lending solutions that helped sustain their operations. In Switzerland, these measures that go beyond the emergency plan of the Federal Council provided liquidity of several CHF billion for our clients with an intact business model and enabled the suspension of amortization. We also decided to waive the profit margin from interest on these loans. In the US, we connected business owner clients to funding through the federal Paycheck Protection Program – and we also donated any related fees we earned to assist founders of color, who have been disproportionately impacted by the pandemic and acts of racial injustice.

June 2020

SUPER university program

We set up a new learning platform, UBS Singapore University Program for Employability and Resilience (UBS-SUPER), to help graduates develop skills for the workforce of the future in the financial sector.








Mehr Geld und Zeit fürs Leben sparen.
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April 2020

Two new members in the UBS Board of Directors

At the Annual General Meeting, Nathalie Rachou and Mark Hughes were elected to the Board of Directors of UBS Group AG. Due to coronavirus and corresponding measures, the Annual General Meeting was held as a webcast.

April 2020

Virtual training program for early-stage founders

Project Entrepreneur, a UBS program, welcomed nearly 50 female founders who are leading new venture companies for a rigorous program to accelerate the increase in knowledge and skills they need to grow their companies.

April 2020

Amid the COVID-19 crisis, addressing social justice and food insecurity

UBS committed more than USD 3 million to support organizations in the US dedicated to expanding equality and opportunities for people of color. Additionally, as part of UBS's USD 30 million commitment to fund COVID-19 relief efforts globally, UBS Americas announced that it will directly distribute funds across the region to organizations that focus on combating food insecurity and supporting frontline healthcare workers and first responders.

June 2020

key4 – a new mortgage platform

We launched an open online real estate financing platform for private clients who prefer digital channels. In addition to UBS, selected Swiss third-party investors use the platform to offer private clients financing for owner-occupied housing.

July 2020

China 360 kicks off

Our thematic research product, China 360, provides a direct window into one of the world's most dynamic economies, connecting the dots across macro and industry themes.

August 2020

UBS and GitLab drive innovation in the financial industry

We signed a multi-year contract with GitLab to bring software development to the next level. This complements UBS's cloud journey to offer even more dynamic, higher quality, and more efficient software engineering.

October 2020

UBS and Banco do Brasil launch UBS BB Investment Bank

The strategic partnership will operate under the name UBS BB Investment Bank and is positioned to become the leading investment bank in the region, providing clients with investment banking services in Brazil, Argentina, Chile, Peru, Paraguay and Uruguay, and institutional securities brokerage in Brazil.








UBS Arena









July 2020

Introducing UBS Arena

We secured 20-year naming rights for the future home of the New York Islanders ice hockey team. UBS Arena is projected to open in time for the 2021–2022 National Hockey League season. On top of the initial USD 1.5 billion private investment in the arena and its surrounding campus, the site is expected to help generate an additional near USD 25 billion of economic activity over the term of the agreement.

September 2020

We make sustainable investments our preferred solution

We are the first major global financial institution to recommend sustainable investments over traditional solutions for private clients globally. Managing USD 488 billion in core sustainable assets, this reinforces our track record in sustainable investing.

October 2020

The volunteering network for more sustainability

Together with various Swiss non-profit organizations, we launched UBS Helpetica – a new volunteering platform in Switzerland. The platform connects volunteers to sustainable projects from charitable organizations.

October 2020

UBS and Partners Group partner to expand access to private markets

We entered into long-term cooperation with Partners Group, a global private markets investment manager. The initiative expands our wealth management clients' access to private markets and makes it more efficient for private clients to incorporate the asset class into their portfolios.







October 2020

Saying goodbye to the outgoing Group CEO, Sergio P. Ermotti

After nine years at the helm of UBS as Group CEO, Sergio P. Ermotti bid farewell to UBS.

November 2020

A global industry leader in the Dow Jones Sustainability Indices

For the sixth year in a row, we were ranked number one in the Diversified Financial Services and Capital Markets Industry by the Dow Jones Sustainability Indices (the DJSI) – the most widely recognized corporate sustainability rating.







November 2020

Welcoming the new Group CEO, Ralph Hamers

Ralph Hamers began his tenure as UBS Group CEO on 1 November 2020, after joining the firm as a Group Executive Board member in September 2020.

November 2020

New approach to the financial needs of athlete and entertainer clients

Our new client segment, led by former professional athlete Adewale Ogunleye, the Athletes and Entertainers Strategic Client Segment, brings a bespoke approach to the financial needs of entertainers and professional athletes in the Americas.




HYDERABAD

December 2020

UBS opens a new office in Hyderabad

Underlining our commitment to India, we opened our fifth office in Hyderabad. The new facility will provide UBS businesses with additional capabilities in finance, operations and research.

Our ambitions for sustainability



A leader in sustainable finance

We achieved an ambitious sustainable goal a year ahead of schedule: we surpassed the commitment to direct at least USD 5 billion of client assets into SDG-related impact investments, mobilizing USD 6.9 billion of capital at the end of 2020.



A recognized innovator and thought leader in philanthropy

We're bringing our clients, partners and extensive network together to support SDG-focused initiatives. We do this through evidence-based grant-making and innovative social finance, finding the most effective ways to use capital to drive social change. In 2020, we increased charitable contributions to UBS Optimus Foundation by 74 percent, raising USD 168 million in donations.



An industry leader in sustainable business practices

We are committed to reducing our own environmental impact, consciously managing UBS products, services and in-house operations. For the sixth consecutive year, UBS has been named the industry group leader by the Dow Jones Sustainability Indices (the DJSI).



An employer of choice

Employees are our most valuable asset. We want to attract new talent and develop and empower our existing staff. In 2020, for the 12th year running, we were named one of the Top 50 World's Most Attractive Employers by employer branding specialist Universum.

SUSTAINABLE DEVELOPMENT GOALS

783 million people live below the poverty line of USD 1.90 a day

One billion people worldwide have no access to healthcare

617 million youth worldwide lack basic mathematics and literacy skills

Three out of 10 people lack access to safely managed drinking water

About 50 percent rise in global CO_2 emissions since 1990

Our role as a leading financial institution

We are advancing toward 2030, the designated deadline to reach the United Nations Sustainable Development Goals (the SDGs). The SDGs focus on issues like climate change, education, equality and healthcare – major challenges for our world now and over the coming years. Traditional financing mechanisms, such as grants and overseas development aid, are insufficient to tackle these growing challenges.

We recognize our role in leading debates on environmental and societal topics and, in collaboration with other firms and industry bodies, in setting high standards for these topics in and beyond our industry. We were among the very first banks that shone a light on the importance of the SDGs – and specifically on what it takes to make them investable for clients. We set the standards across industry, challenging ourselves to raise the bar, inspiring others to join.

› Read more at ubs.com/insociety

The net-zero world

We all have a stake in the quest for a low-carbon world.
We all have a cause to act, and act now.

UBS's greenhouse gas footprint

2004

360,502

2019

103,670

2020

75,110

In tonnes of CO_2e (carbon dioxide equivalents)

Avoiding 1.5°C of warming is now a global, social objective – we need to commit to the world's full decarbonization by 2050, as just reducing the carbon footprint isn't enough to stop the climate warming. For a substantial change to take place, carbon emissions need to fall to zero and emissions of other greenhouse gases need to be as close to nil as possible. Unavoidably, some sectors will struggle to bring emissions down fast enough, but these can be and need to be offset by negative growth to reach the "net zero." The pressure is on.

The increasingly carbon-constrained world sets both challenges and opportunities for private and institutional clients to finance climate-smart solutions and future-proof their portfolios. Sustainable investments (SI) are now our preferred solution for private clients investing globally. Managing USD 793 billion in core SI assets, we are the first major global financial institution to make this recommendation. Through our SI-focused strategy, we want to give our clients actionable tools and techniques they need in shifting toward carbon neutrality.

Environmental indicators per full-time employee in 2020

Value	Indicator	Value	Indicator
7,596 kWh/FTE	Direct and intermediate energy	1.06 t/FTE	CO_2 footprint
133 kg/FTE	Waste	3,749 pkm/FTE	Business travel
9.9 m^3/FTE	Water consumption	66 kg/FTE	Paper consumption

Based on UBS Sustainability Report 2020 data.

But what are we, as a firm, doing about our own environmental impact? For a time now, we have been making a conscious effort to make our carbon footprint as small as possible. We set an ambitious goal to reduce our greenhouse gas emissions by 75 percent from 2004 levels by 2020. Last year, we met and exceeded that goal – we've cut UBS's footprint by 79 percent compared with 2004.

We consider environmental factors throughout the life cycles of all our buildings, from before we move in, until we leave. We've been increasing energy efficiency by replacing fossil fuel-based heating systems with renewable ones. Over the last decade, we've been continuously reducing our energy usage and, as of 2020, we source 100 percent of our electricity consumption from renewable sources. Due to the pandemic, many employees needed to work from home over the past year, which increased the overall server and storage demand. But as our data center portfolio continues to be consolidated and optimized, data center consumption in 2020 was reduced, and contributed to a three percent reduction in energy use compared with the year before.

With pandemic restrictions imposed, travel has more or less come to a halt and we have been limited to working from our domiciles. Compared with 2019 levels, in 2020 we saw a reduction of more than 80 percent in business travel, mainly as a result of COVID-19. The spread of the virus has accelerated our efforts in reducing our carbon footprint in more than one way – our total paper consumption is at an all-time low, so is the water and waste utility. Practicing social distancing and working remotely have had many effects – with the full spectrum yet to be seen, but the drop in greenhouse gas emissions is one to be welcomed.

> More about our climate strategy is available at ubs.com/climate



Cashless, plastic-less

Plastic money may be convenient but it isn't climate-smart. Can cashless be more sustainable?



Sustainability is becoming the standard not only for investment and financial products, but also for means of payment. Using cards from either recycled or recyclable, bio-sourced or degradable materials is another step toward reducing the carbon footprint literally generated by our wallets. We can go a step ahead and stop using physical cards at all. More and more banks (but not only banks) are offering digital wallets that can replace physical cards and cash. From early 2021, our private clients in Switzerland are able to register a digital version of their credit card with UBS TWINT, Mobile Pay, Apple Pay, Samsung Pay or Google Pay. While digital wallets are convenient, they can be cumbersome for people who aren't yet comfortable using this technology.

Major card issuers are now offering more eco-friendly cards made from recyclable or upcycled plastic. But does it need to be plastic at all? For private clients in Switzerland, UBS launched the Optimus Foundation Credit Card Eco. It stands out because it's made of environmentally friendly material: instead of plastic, it's composed of the plastic substitute PLA, and is more than 80 percent biodegradable. PLA is obtained from animal feed corn. With this card we help the environment and limit the amount of plastic used for card production. UBS also donates 0.75 percent of the annual credit card spending to its Optimus Foundation. The commitment to the cause speaks volumes – last year, we saw a 110 percent increase in Optimus Charity Credit Cards.

The use of payment cards isn't declining. In fact, with the outbreak of coronavirus last year, we are using credit and debit cards more often than before the pandemic. While some consumers may simply feel uncomfortable using cash, the primary reason for this uptrend is the use of cards in e-commerce.

> Learn more about digital cash at ubs.com/twint



Kindness isn't canceled

Virtually or not, we need to stay connected. Our community engagement and social outreach may be limited in person but isn't limited in impact.

The pandemic, in its ripple effect, heightened the needs of those most vulnerable and underserved – those relying on social services, welfare or community support. We were forced into our homes, locked away from public spaces, but we kept ourselves open to those in need who needed support now more than ever.

Social commitment plays a central role at UBS, we have been promoting corporate volunteering for many years. Last year, we needed to cancel all face-to-face volunteering to protect the health of our employees, our community partners and their beneficiaries. So we worked with our partners to find opportunities for our employees to support their home communities remotely and get actively involved in charitable projects. In Switzerland, we launched UBS Helpetica, a new





Axel P. Lehmann
President Personal & Corporate Banking and President UBS Switzerland
(until 31 January 2021)

"We want to take on an active role in shaping a positive future in the communities where we live and work – now and for future generations."







volunteering platform for employees. Globally, we doubled the allowance of employee volunteering to four days, so they could use more of their working time to help.

Responding to issues relevant to local communities became of central importance during 2020. But we also knew we needed a collaborative effort to protect the most vulnerable globally. We launched the UBS Optimus Foundation COVID-19 Response Fund. Our clients and employees acted fast, and UBS matched their contributions – USD 30 million was raised, together with 48 partners, working in 35 countries. UBS Optimus Foundation worked with strategic healthcare partners to help prevent the spread of the virus, detect cases as they emerged and effectively respond as the situation unfolded. Our community affairs teams globally supported grassroots organizations working directly with the most vulnerable to distribute USD 10.6 million of the USD 30 million UBS committed to support COVID-19 relief.

During the early stages of the pandemic, grants supported a range of emergency relief interventions: addressing food insecurity and shortages, providing personal protection equipment, training health workers, providing counseling or safeguarding mental health. But as the pandemic continues and its domino effects threaten the future of our communities, we direct our efforts to COVID-19's secondary impacts. We've launched a UBS Optimus Foundation COVID Prize of one million US dollars to endorse promising solutions to improve social outcomes in areas such as education, life and employment skills, mental health, prenatal and postnatal care, prevention of child labor trafficking, prevention of family separation and increased local food production.

  

Markus U. Diethelm
Group General Counsel

> "When we look at how people around the world have been impacted by COVID-19, it's more clear than ever that the needs of communities in so many countries should concern us all together; that is why companies like ours do play an important role in responding to crises and staying committed to Sustainable Development Goals."

Distribution of coronavirus emergency relief grants greatly increased the number of beneficiaries we supported last year (compared with 280,858 beneficiaries reached in 2019). 22 percent of our global workforce volunteered, spending 58 percent of the hours on skills-based volunteering. We committed 104,452 hours to community projects that helped reach 4.53 million individual beneficiaries globally.

What's next? By 2025, we want to support one million young people and adults to learn and develop skills for employment, decent jobs and entrepreneurship. Even if the pandemic abates, its effects will last for years. It's necessary that we help our partners and communities keep up their efforts in protecting the vulnerable and safeguarding progress, on the way to reaching world-changing potential.

Helping communities

UBS Helpetica is a new central online platform for volunteering to support sustainable projects. The platform offers a wide range of opportunities for volunteers and is being launched in partnership with benevol Switzerland, the Swiss Society for the Common Good (SSCG), "Five up" and other non-profit organizations in Switzerland.

> More at ubs-helpetica.ch

Protect. Train. Support.



We've helped our partners to achieve...

Health

Nearly 60,000 health workers trained.

175 health facilities with improved quality of care.

Over 13 million units of personal protective equipment (PPE) procured and distributed to frontline health workers.

Education

Over 10 million children reached with remote learning models.

Over 13,000 education professionals trained or supported.

Protection

7,195 families with children supported with resources.

Over 5,500 children living in institutions kept safe and protected.

Over 70,000 individuals vulnerable to human trafficking supported.

> See how we help those most affected by COVID-19 at ubs.com/optimus-covid19

A journey toward a positive change

Our philanthropy offering began over two decades ago and has come a long way since. In the past five years alone, we've improved more than ten million children's lives.

In 1999, we set up UBS Optimus Foundation to support good causes around the world. What started with a small foundation in Zurich has evolved into a global network with offices in seven locations. 10,000 clients and many employees have donated more than CHF 600 million since the inception. Including UBS's match, we've raised almost CHF 700 million thus far to make a positive difference – from getting more girls to school, to using solar power to improve maternal health.

Being effective in philanthropy requires time and resources. Building on our 20-year track record, knowledge and network, we help our clients in making the most impact in their giving and minimize the negative outcomes. We help to address the world's most pressing social and environmental issues, including those related to poverty, inequality, climate, environmental degradation, prosperity, and peace and justice – all on the UN 2030 Agenda for Sustainable Development.

The Sustainable Development Goals (the SDGs) are designed to bring the world to several life-changing zeros, including no poverty, no hunger, no illiteracy, and no discrimination. The gap between here and the desirable future is colossal – there is much that needs to be done. Especially when we think about one billion people worldwide who still have no access to healthcare, or when we realize that three out of ten people have no access to safely managed drinking water. Everyone is needed to close the gap to achieve the SDGs in every context.

UBS helps develop solutions to tackle the enormous societal and environmental challenges expressed through the SDGs, building on our successful and, in many cases, pioneering work directed at mobilizing capital toward the Goals. Our clients can make a meaningful, and measurable, difference for their chosen causes with advice from our philanthropy experts and the more than 200 global programs selected through our UBS Optimus Foundation. We are also proud to be raising awareness of the SDGs through a founding partnership with BOTTLETOP in the #TOGETHERBAND campaign, which aims to inspire action to achieve the Goals. Any proceeds from #TOGETHERBAND sales are used to further spread the SDG awareness and fund life-changing programs, selected and monitored by UBS Optimus Foundation and BOTTLETOP Foundation.

› Find your goal at
ubs.com/togetherband



Sustainability in governance

In view of the many environmental and social challenges globally, and their pressing relevance, we regularly and critically assess our environmental, social and governance (ESG) policies and practices.

We continue to integrate sustainability topics in our employee life cycle activities – with the explicit ambition of being an employer of choice, as well as expanding our sustainable finance offering across UBS. Our sustainability-oriented governance enables us to support the Sustainable Development Goals (the SDGs), while fostering corporate responsible behavior. Our firm's sustainability and corporate culture activities are overseen at the highest level of our firm and are founded in UBS's Code of Conduct and Ethics. We draw on insights from external experts and our stakeholders to challenge our thinking – we put great emphasis on learning the views and values of our stakeholders with regard to the business activities of UBS and its role in society.

Code of Conduct and Ethics
The code is the basis for all UBS policies, guidelines and statements relating to each employee's personal commitment to appropriate and responsible corporate behavior. It includes all of our human resources policies, guidelines and procedures, and our commitment to the health and safety of employees and external staff.

Sustainability-related training and raising awareness
We actively engage in education and increasing awareness on corporate responsibility and sustainability topics, and we promote employees' understanding of our firm's sustainability-oriented goals and progress toward them. Through employee volunteering programs, we help raise awareness of UBS in Society and its mission and impact.









Christian Bluhm
Group Chief Risk Officer

"We've recently updated our environmental and social risk policy, we also strengthened our commitment to climate action and in my role as Chief Risk Officer I make sure that the firm delivers on our commitments."

UBS in Society

UBS in Society is a dedicated internal organization for all our activities and capabilities related to sustainable finance (including sustainable investing), philanthropy, climate and human rights policies, our environmental footprint, and community investment. The UBS in Society constitutional document defines the principles and responsibilities to support the SDGs and the transition to a low-carbon economy.

Environmental and social risk (ESR) policy framework

Our environmental and social risk framework is deeply rooted in our culture. It governs client and suppliers relationships and applies firm-wide to all activities. The framework is integrated into our management practices and control principles, and is overseen at the most senior level of our firm.

Industry standards and benchmarking

We actively engage in regular discussions about corporate responsibility and sustainability issues with specialists in peer banks, and more widely through trade bodies and associations. Sharing experiences and assessments of corporate responsibility and sustainability issues helps us to compare and improve our strategy, approach and tools.

Stakeholder feedback

Every two years, we conduct a materiality assessment that draws on formal and informal monitoring, from our dialog with stakeholders and from relevant external studies and reports. As part of the assessment, we consider stakeholder views on key topics pertaining to UBS's economic, social and environmental performance and impacts. We also invite stakeholders to directly share their views through our biennial online survey. We plan to undertake a stakeholder survey again in 2021.



Our commitment:
We want to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of the 17 Sustainable Development Goals and the orderly transition to a low-carbon economy.



UBS Sustainability Report

We strive to report openly and transparently about our firm's sustainability strategy and activities, consistently applying our firm's information policy and disclosures principles. The core medium for our sustainability disclosure is the Sustainability Report 2020, supplemented – as referenced in the Global Reporting Initiative (GRI) Context Index – by other relevant information that can be found in the UBS Annual Report 2020 and > ubs.com/gri.

> The UBS Annual Report 2020 and Sustainability Report 2020 can be found on ubs.com/annualreport

Corporate governance

The functions of Chairman of the Board of Directors (the BoD) and Group Chief Executive Officer (Group CEO) are assigned to two different people, ensuring a separation of power. The BoD delegates the management of the business to the Group Executive Board (the GEB).

Shareholders

The general meeting of shareholders is the supreme corporate body of UBS. It must be held within six months of the close of each financial year. In 2020, physical attendance at our general meetings was not possible, due to COVID-19-related restrictions, and voting rights could only be exercised through the independent proxy. The same setup is planned for our annual general meeting on 8 April 2021.



Group Internal Audit

Group Internal Audit performs the internal auditing function for the Group. It supports the BoD in discharging its governance responsibilities by taking a dynamic approach to audit, issue assurance and risk assessment, calling attention to key risks in order to drive action to prevent unexpected loss or damage to the firm's reputation.

External audit

While safeguarding their independence, the external auditors closely coordinate their work with Group Internal Audit. The Audit Committee and, ultimately, the Board of Directors supervise the effectiveness of audit work.


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Board of Directors

The BoD of UBS Group AG, led by the Chairman, consists of between 6 and 12 members, as per our Articles of Association. Shareholders elect each member of the BoD individually.

The BoD of UBS Group AG has five permanent committees: the Audit Committee, the Compensation Committee, the Corporate Culture and Responsibility Committee, the Governance and Nominating Committee, and the Risk Committee. They assist the BoD in the performance of its responsibilities.

In 2020, the BoD met 23 times, next to numerous committee meetings. The average duration of the meetings was 105 minutes. 15 BoD meetings were attended by the GEB.

BoD geographic diversity in 2020

1 – 28% Switzerland
2 – 27% Europe
3 – 27% USA or Canada
4 – 18% Asia

Group Executive Board

All members of the GEB, with the exception of the Group CEO, are proposed by the Group CEO. The appointments are approved by the BoD.

In 2020, the GEB held 69 meetings.

GEB geographic diversity in 2020

1 – 38% Switzerland
2 – 31% USA
3 – 23% Europe
4 – 8% Asia

> Learn more at ubs.com/governance

Our boards

1



2



3





6



7



8



9

Board of Directors

Under the leadership of the Chairman, the Board of Directors decides on the strategy of the Group, upon recommendation by the Group Chief Executive Officer, exercises ultimate supervision over management and appoints all Group Executive Board members. Up to the Annual General Meeting in April 2021, the Board of Directors composition and committee memberships were as follows.

Axel A. Weber | 1
Chairman of the Board of Directors/Chairperson of the Corporate Culture and Responsibility Committee/Chairperson of the Governance and Nominating Committee

Jeremy Anderson | 2
Vice Chairman and Senior Independent Director/Chairperson of the Audit Committee/member of the Governance and Nominating Committee

William C. Dudley | 3
Member of the Corporate Culture and Responsibility Committee/member of the Governance and Nominating Committee/member of the Risk Committee

Reto Francioni | 4
Member of the Compensation Committee/member of the Risk Committee

Fred Hu | 5
Member of the Governance and Nominating Committee/member of the Risk Committee

Mark Hughes | 6
Chairperson of the Risk Committee/member of the Corporate Culture and Responsibility Committee

Nathalie Rachou | 7
Member of the Risk Committee

Julie G. Richardson | 8
Chairperson of the Compensation Committee/member of the Governance and Nominating Committee/member of the Risk Committee

4



5





10



11

Beatrice Weder di Mauro | 9
Member of the Audit Committee/member of the Corporate Culture and Responsibility Committee

Dieter Wemmer | 10
Member of the Audit Committee/member of the Compensation Committee/member of the Governance and Nominating Committee

Jeanette Wong | 11
Member of the Audit Committee/member of the Compensation Committee/member of the Corporate Culture and Responsibility Committee

Beatrice Weder di Mauro, after serving nine years, will not stand for re-election at the UBS Annual General Meeting of 8 April 2021. Claudia Böckstiegel and Patrick Firmenich are nominated for election to the UBS Board on the same date.

Group Executive Board

Under the leadership of the Group Chief Executive Officer, the Group Executive Board has executive management responsibility for the steering of the Group and its business. It assumes overall responsibility for developing the Group and business division strategies and the implementation of approved strategies.

Ralph A.J.G. Hamers
Group Chief Executive Officer

Christian Bluhm
Group Chief Risk Officer

Markus U. Diethelm
Group General Counsel

Kirt Gardner
Group Chief Financial Officer

Suni Harford
President Asset Management

Robert Karofsky
President Investment Bank
(Co-President Investment Bank until 31 March 2021)

Sabine Keller-Busse
President Personal & Corporate Banking and President UBS Switzerland, Group Chief Operating Officer

Iqbal Khan
Co-President Global Wealth Management and President UBS Europe, Middle East and Africa

Edmund Koh
President UBS Asia Pacific

Axel P. Lehmann
President Personal & Corporate Banking and President UBS Switzerland (until 31 January 2021)

Tom Naratil
Co-President Global Wealth Management and President UBS Americas

Piero Novelli
Co-President Investment Bank (until 31 March 2021)

Markus Ronner
Group Chief Compliance and Governance Officer

Scale and technology – a winning combination



In 2020, clients continued to place their trust in UBS during a challenging year, as they sought stability, and we helped them navigate uncertainty through advice and solutions.

UBS's strength and resilience allowed us to continue to responsibly deploy resources for the benefit of clients, employees and society throughout the pandemic. Our performance and resilience was also supported by our prior investments in technology that enabled us to maintain connectivity across our businesses, ensure continuity of service and access across our functions, and proactively support our clients. We also found new ways to digitally interact with clients by leveraging existing and newly integrated tools. Across the firm, we continue to provide clients with thought leadership and advice, along with investment solutions and global insights to help them navigate the significant market volatility and uncertain economic outlook.

We believe the future of finance belongs to firms that have scale where it matters and leverage that scale for the benefit of clients and shareholders. The move toward digital everything has increased the need to invest in technology and the pandemic has accelerated clients' expectations and adoption rates of digital services, possibly by several years. One thing is clear: financial firms that have the scale also have the advantage in this area.









Kirt Gardner
Group Chief Financial Officer

"We have seen little to no disruptions in service to our clients and have successfully managed very high volumes across our businesses, particularly in our trading operations. Prior investments in technology infrastructure are paying off."





Markus Ronner
Group Chief Compliance and Governance Officer

> "We are coping with a level of uncertainty, a prolonged and very challenging economic environment and a digital transformation in the industry, all of which will trigger change that has been unmatched, at least for my generation."

Digitalization provides new opportunities and significant efficiencies. As banks face heightened challenges from digitalization, intensified competition, low and persistently negative interest rates, as well as expectations of continuing easy monetary policy, there may be further industry consolidation.

Our growth objectives capitalize on our existing strengths, as we continue to build our presence in the world's largest and fastest growing markets. We're also well-positioned to benefit from secular trends, such as wealth creation and transfer, or the increased need for retirement funding, and the search for yield.

Digital next

Technology sits at the heart of delivering the client experience, enabling the bank of today and tomorrow.

> Explore our digital content hub to learn more about the work we do at ubs.com/digitalnext

Technology capital



The global impact of COVID-19 has accelerated digital transformation and also influenced the way in which institutions interact with clients. Clients' preference for omni-channel advice is stronger than ever: there has been growth in client engagement across all digital channels, as well as increases in the number of client-facing webinars and virtual client meetings. Clients care about the ease of access to information and client advisors, and the simplicity of doing business using technology.

> 10% revenue (~USD 3.5 billion) spent on technology in 2020

400,000 retail clients with access to Digital Personal Bank

50 professionally managed investment volumes available through the UBS Manage Advanced [My Way] app

>80 bots deployed in Personal & Corporate Banking

120% increase in electronic check deposits through the UBS Financial Services app the second quarter of 2020

> 100 investor conferences held by the Investment Bank (almost all online)

>45,000 clients attended the events hosted by the Investment Bank in 2020

We are …

The largest truly global wealth manager

We help our clients pursue what matters most to them. Individuals around the world look to us to provide them with the advice, expertise and solutions to preserve and grow their wealth – today, tomorrow and for generations to come.

>3

trillion US dollars in invested assets as of 31.12.20

A large-scale and diversified asset manager

We draw on the breadth and depth of our capabilities and our global reach to turn challenges into opportunities. Together with our clients, we find the solutions they need.

>1

trillion US dollars in invested assets as of 31.12.20

A leading personal and corporate bank in Switzerland

UBS is Switzerland's leading universal bank. And Switzerland is the only country where we're active in retail banking, corporate and institutional banking, wealth management, asset management and investment banking.

>30%

of Swiss households are UBS clients

2.6

million clients in Region Switzerland

30% | of staff in the Americas

30% | of staff in Switzerland

21% | of staff in Asia Pacific

19% | of staff in Europe, Middle East and Africa

A focused investment bank

We're focused on a client-centric offering that helps us provide value, and be a leader in the areas we choose to compete in. And, together with our clients, we find the solutions they need.

No. 1

in Institutional Investor's Global Equity Research for the fourth consecutive year

> Discover who we are at ubs.com/about



The scale of diversity

Our goal is to be a truly inclusive organization with a workforce as diverse as our clients' needs.

With nearly 73,000 employees working in around 50 countries and representing 141 nationalities, not only do we have the size to deliver at scale, but, with the variety of perspectives and experiences we have, we are able to provide breadth of expertise. Teams with diversity in gender, race, age, ethnicity, educational background, sexual orientation, gender identity and other factors better understand and relate to our equally diverse clients' needs. Client landscapes evolve, responding to systemic and social transformation. The face of wealth is changing and clients need tailored advice responsive to their individual circumstances. Diversity of thought, opinion and experience help us make better decisions and be more innovative in offering solutions to our clients. In the same way, an inclusive work environment attracts highly talented people and makes this a better place to work for everyone.





Tom Naratil
Co-President Global Wealth Management and President UBS Americas

"
We know we have work to do to get our company to the point where we can look at ourselves and know that this is a place where everybody feels valued and capable of reaching their full potential."

More about our workforce

39%
women
28,409



61%
men
44,478

Region	Women	Men
Switzerland	7,931	13,667
Americas	8,374	13,249
Asia Pacific	6,431	9,005
EMEA	5,673	8,557

Calculated as of 31 December 2020 on a headcount basis of 72,887 internal employees only.

Our employee population is spread across four regions: the Americas; Europe, Middle East and Africa; Switzerland; and Asia Pacific. Although Switzerland is our headquarters, we are a multinational financial institution – a truly global firm. Still, we are an integral part of the Swiss economy and broader society – not only as a leading universal bank, but also as the third-largest private employer and one of the top taxpayers.

Increasing gender diversity

One of the highest near-term priorities on our Diversity, Equity & Inclusion (DE&I) agenda is increasing gender diversity at UBS. We have a clear mandate to hire, promote and retain more women across the firm, especially in management roles, and have set an aspiration to increase the representation of women at Director level and above to 30 percent by 2025. We are a signatory to the UN-backed Women's Empowerment Principles and the UK government's Women in Finance Charter. Our award-winning Career Comeback program is instrumental in increasing our pipeline of female senior leaders. Since its launch in 2016, the program has helped 183 professionals restart their careers.

Our objective for gender diversity isn't limited to our employees alone – we also want to provide excellent advice and better client offerings to women. Through our client and financial advisors, we partner with women in making decisions about their wealth, especially when it comes to

2025 ambitions for gender and ethnic diversity



Global

30% women in Director and above population

US: ethnic minorities

26% in Director and above population

18.75% of financial advisors

UK: ethnic minorities

40% increase in head-count ranked Director or higher

Based on UBS Sustainability Report 2020 – ubs.com/annualreport

long-term investing, so they can feel confident about the future and about their money today. We want to create an industry-leading experience for female clients by offering advice beyond investing, creating opportunities for women to connect and be more involved in financial decisions. We also explore ways people can use their wealth to empower women to promote gender equality.

Real talk across UBS

In addition to gender representation within our workforce, we focus on broader aspects to diversity, including ethnicity, LGBTQ+, disability, veterans and mental health. Inclusive leadership and increased representation of diverse-heritage employees have both become more imperative in recent years.

We are taking a country-by-country approach to address the topic of ethnic diversity, in close collaboration with relevant business and jurisdictional entities. We have a number of culture, race and ethnicity-focused employee networks across UBS, MOSAIC being one example. In 2020, MOSAIC led a series of virtual "Real Talk" conversations in the US, the UK and Switzerland, encouraging our colleagues from diverse ethnic backgrounds to share their personal experiences as a first step to accelerating understanding and change within the organization. More than 6,000 employees participated, tuning into at least one of the talks.

Racism is an issue worldwide, and the events in the US in 2020 sparked renewed focus on racial disparities and discrimination

"It is the actions and deeds of every one of us to support all of our DE&I initiatives on a daily basis that can and will make a difference. This is a call to action."





Piero Novelli
Co-President Investment Bank (until 31 March 2021)

along with urgent calls for a fairer and more equitable future. For a company like UBS – one with a powerful brand and the ability to influence change – we recognize our responsibility to support that vision, by driving accountability, being transparent and remaining focused on meeting our race and ethnicity aspirations.

Maintaining engagement and open dialog at all levels of the firm are key to a positive, evolving organization. And so is recognizing that the current status quo isn't acceptable. We are open about our goals and the progress so far, reporting on race/ethnicity and gender metrics. As Tom Naratil, Co-President Global Wealth Management and President Americas, said, "We know we have work to do to get our company to the point where we can look at ourselves and know that this is a place where everybody feels valued and capable of reaching their full potential."

> More on our diversity, equity and inclusion strategy and related resources at ubs.com/diversity
> UBS Americas DE&I Impact Report can be found directly here.





Deliver as one firm

We work together to bring the best of UBS's global resources to provide solutions tailored to clients' needs, no matter where these resources are in the firm.

We operate through four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. Our global reach and the breadth of our expertise are major assets setting us apart from our competitors. We see joint efforts as key to our growth, both within and between business divisions. We are at our best when we combine our strengths to provide our clients more comprehensive and better solutions through, for example, a unified capital markets group across Global Wealth Management and the Investment Bank, and a Global Family Office joint venture. Collaboration across divisions and units is an opportunity to provide more of our clients with improved access to our range of products and capabilities, including financing, global capital markets and portfolio solutions.









Rob Karofsky
President Investment Bank (Co-President Investment Bank until 31 March 2021)

"We need to make it as easy as possible for clients to interact with us – it should be a truly seamless experience."



Separately managed accounts (SMAs) in the Americas

In the US, we have combined the portfolio management and related execution resources from across Global Wealth Management and Asset Management within Asset Management. Alongside this, in January 2020, we introduced a new approach enabling Global Wealth Management clients to access selected SMA strategies in the Americas with no additional management fee for the clients. This transformative move allows our financial advisors to focus on delivering the best ideas, solutions and capabilities to our clients – regardless of where they originate in the firm – and positions UBS as an industry leader.

Shifts and referrals

Personal & Corporate Banking initiates client asset shifts and client referrals to other business divisions to ensure that our clients are best served, based on their needs, and fosters growth by delivering the entire firm's value proposition to our clients. For example, personal banking clients whose needs in terms of investing have become more complex are shifted to Global Wealth Management's high-net-worth individuals and affluent segments, and corporate and institutional segment clients are referred to Asset Management for pension fund solutions or the Investment Bank for capital market and corporate transactions, so as to deliver the entire firm to our clients.

Global Family Office

Our Global Family Office unit brings together the capabilities of Global Wealth Management, Asset Management and the Investment Bank to leverage growth opportunities and deliver holistic solutions. It provides customized, institutional-style services to wealthy families and individuals seeking access to, or advice on, capital market activities.



Wealth Management Platforms

The Wealth Management Platform is shared between Global Wealth Management Switzerland & International and Personal & Corporate Banking in Switzerland. This platform can be navigated intuitively and supports strong advice capabilities across all channels, thus helping our clients to benefit from a broader universe of products and services, simplified onboarding and a better banking experience. In the US, our innovative partnership with Broadridge is aimed at revamping the technology used for our financial advisors' workstations, thus improving their productivity.

Unified capital markets group

We are continuing to develop a strategic partnership between Global Wealth Management and the Investment Bank that is focused on growth – in our ultra-high-net-worth, middle market institutions and public finance businesses – and identifying synergies across the supporting infrastructure. This important initiative includes creating a unified capital markets team, integrating risk management systems and simplifying our regional operating processes.

Global Lending

We have introduced a new Global Lending team: a cross-divisional group designed to serve the financing and lending needs of all UBS clients around the world. The team aims to provide a faster, simpler and more client-centric approach that establishes a single, global center of excellence that will look to strengthen UBS's financing and lending capabilities in every region. It expands the UBS product offering to meet the needs of all our clients, whether individuals or families, professional family offices, corporations or large institutions. The team also aligns UBS's best talent and resources by integrating Global Wealth Management and Investment Bank financing, lending and risk management experts in one team.



Partnerships that benefit both

To grow our share and leading franchise, we engage with strong local players to deliver leading financial services in growing markets.

When we combine our global offering with the right local financial services firms, we create unique value propositions that benefit both parties, and boost the overall business in the local market. UBS provides investment expertise and access to markets worldwide. Our local partners bring a well-established presence, strong local relationships and a robust track record in the region. Alliances are a win-win for both UBS and our partners, as well as our clients and shareholders. Together we can offer much more than either firm can independently.

Japan wealth tie-up

In 2019, we announced plans to partner with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings) – Japan's biggest, independent trust bank, with the largest pool of assets under custody of any institution in the country. A substantial portion of those assets come from high-net-worth and ultra-high-net-worth clients. Japan has the third-largest economy and high-net-worth market in the world. "This partnership turbocharges our ability to expand here," said Edmund Koh, President UBS Asia Pacific.









Edmund Koh
President UBS Asia Pacific

"Japan is the third-largest high-net-worth market and economy globally, and this partnership turbocharges our ability to expand here."



Stay up to date

Interested in press releases and updates on UBS events?

> The latest UBS news and media resources are available at ubs.com/media

By the second half of 2021, clients from both franchises will have access to co-branded products, investment advice and services that go beyond what either of the two companies could deliver on their own. UBS will provide access to its full wealth management offering in Japan, while SuMi Trust Holdings will extend its vast trust banking and real estate expertise and refer clients to the joint venture. By teaming up, we believe we can serve the wealth management market in Japan like no other provider – domestic or global – has to date.

A leading investment banking platform in South America
Following the trajectory set by our venture in Japan, we entered into a strategic partnership with Banco do Brasil, the largest universal bank in Latin America. The jointly owned entity, UBS BB Investment Bank (UBS BB), provides investment banking services in Brazil, Argentina, Chile, Peru, Paraguay and Uruguay, and institutional securities brokerage in Brazil. Clients of UBS BB have access to mergers and acquisitions and advisory capabilities, debt and equity capital markets, a broad network of corporates and investors, as well as institutional brokerage and research. The partnership combines the strengths of two complementary players with local and global resources. Banco do Brasil has strong client relationships and local corporate and investment banking expertise. UBS brings a global investment banking division, top-ranked research, a unique data analytics platform, and a securities distribution network with a global reach. The agreement positions us well to become the leading investment bank in the region.

Expanding through Latin America
Broadening our coverage and competitive advantage in Latin America, we entered into a collaboration agreement with INVERLINK, the leading boutique investment bank in Colombia. Together, we are providing investment banking services in Colombia, and on select transactions in Central America and the Caribbean. The agreement combines UBS's global platform and expertise in Latin America with INVERLINK's long history in the Columbian market. Through this agreement, we are well positioned to become the top provider of investment banking services in Colombia, with one of the most substantial in-country investment banking teams in the industry.



Innovation helps us adapt to ever-changing circumstances

2020 was a year we'll all remember. At UBS, a strong foundation, innovation and closeness to our clients got us through unprecedented times.

Trust is often not established in carefree times but in periods of adversity. The last year serves as a reminder of this very human trait. The COVID-19 pandemic taught us many lessons. One was certainly the importance of seamless, high-quality service regardless of circumstance. Most importantly, our clients must feel that we understand their concerns and needs, and that we take care of them in a genuine and personal way.

This is exactly what we've done – and looking back on a year as challenging as 2020, it's even more gratifying to see client satisfaction increasing according to client surveys, including significant increases in our Global Wealth Management and Personal & Corporate Banking divisions this past year. So, what did we do to maintain and strengthen already close relationships with our clients?

Thanks to our steady investments in technology and early adoption of digital channels, we were able to rapidly adjust to the new, remote world – offering our advisory and support services virtually, in a pragmatic, entrepreneurial and flexible manner. As a result, we were there for our clients, as well as our employees, without any interruption.

For example, even before the outbreak of the pandemic, a large and growing number of our clients were already taking advantage of our digital tools. And the crisis – wherein a large number of people around the world were working from home for months – further accelerated this shift to digital. For example, in Switzerland, we now see roughly 70 percent









Sabine Keller-Busse
President Personal & Corporate Banking and President UBS Switzerland,
Group Chief Operating Officer

"
The COVID-19 pandemic taught us many lessons.
One was certainly the importance of seamless, high-quality
service regardless of circumstance."

> “So, what will we remember when we look back on 2020? First, that a strong foundation is key. The strategic priorities UBS defined years ago navigated us through an unprecedented year. Second, we need to continue being forward-thinking, agile and efficient as a firm.”

of our clients doing business with us in this way. And in GWM, the second quarter alone saw electronic check deposits using our mobile app increase by more than 120 percent.

Building on a strong foundation

COVID-19 also reinforced that the financial sector plays an essential role in society. Financial institutions and banks are key pillars for economic growth, which includes everything from lending to small business owners to providing up-to-date market insights in a volatile environment. In short, clients around the world looked to us for advice, solutions and support in navigating uncertainty.

For example, in the US we supported small and mid-sized enterprises through the US federal Paycheck Protection Program, and helped corporate clients raise debt and equity in the capital markets. And in our home market Switzerland we played our part in absorbing the negative effects on the Swiss economy and our clients. As part of the COVID-19 bridging loan program, which was launched by the Swiss Federal Government in collaboration with the Swiss National Bank and other Swiss banks, we provided small and medium-sized enterprises (SMEs) with necessary liquidity within just a few days – in total we granted CHF 3 billion in an uncomplicated and swift way, in addition to other measures such as temporarily suspending amortization payments or leasing rates for firms particularly hard hit.

So, what will we remember when we look back on 2020? First, that a strong foundation is key. The strategic priorities UBS defined years ago navigated us through an unprecedented year. Second, we need to continue being forward-thinking, agile and efficient as a firm. According to a new global survey of executives,[1] the pandemic has led companies to accelerate the digitalization of their customer and supply-chain interactions and of their internal operations by three to four years. Our investments in technology and resulting innovations will continue to help us adapt to the ever-changing circumstances.

[1] McKinsey & Company, 5 October 2020



The rapid rise of sustainable investing



Sustainable investing has been one of the fastest growing areas in finance for several years. At the end of 2020, global sustainable funds under management reached an all-time high of USD 1.65 trillion,[2] evidencing a trend across actively and passively managed investments.

Markets are undergoing a profound transformation as investors factor in the implications of climate change and other sustainable themes. Changing societal values, accelerated regulatory pressure, growing investment opportunities and risk management are all underpinning client demand. The pandemic has underscored this trend: investors reassessed their portfolios and broadly added to sustainable strategies, especially funds focused on the energy transition.

This shift toward a sustainable world has prompted a need for increased transparency, along with better disclosure and data around sustainability-related goals and metrics. Inconsistent, backward-looking data makes it difficult to accurately compare sustainable investments and choose the most suitable option. Improving data and disclosures can provide better insights into risks and opportunities. In the field of climate reporting, we support the standard set by the Task Force on Climate-related Financial Disclosures, as it helps to inform investment decisions.

We are also exploring new analytical approaches that utilize non-financial "big data." Ultimately, we expect investors to set the pace for sustainability reporting and determine whether the available data is sufficiently sound to inform their decisions. "Investors are increasingly embracing sustainability as a fundamental investment driver, particularly around the issue

[2] Morningstar, Global Sustainable Fund Flows: Q4 2020 in Review, 28 January 2021









Suni Harford
President Asset Management

"Investors are increasingly embracing sustainability as a fundamental investment driver, particularly around the issue of climate risk. This is a trend that we believe is here to stay."

> “The shift in preferences toward sustainable products and services is only just beginning. We believe sustainable investments will prove to be one of the most exciting and durable opportunities for private clients in the years and decades ahead.”



Iqbal Khan
Co-President Global Wealth Management and President UBS Europe, Middle East and Africa

of climate risk. This is a trend that we believe is here to stay. Our goal is to be at the forefront of the transformation, providing the tools and tailored solutions investors need to understand the risks and align their portfolios with their chosen glide path,” says Suni Harford, President of UBS Asset Management.

For institutional investors, climate change remains one of the primary concerns. In a global survey, European asset owners told us that systemic environmental factors (the climate crisis, biodiversity loss) will be more material to their investments in the next five years than financial factors.

To address these challenges, UBS has developed a forward-looking methodology designed to help investors become fully “climate aware.” UBS Asset Management's Climate Aware framework helps clients align their portfolios to their chosen climate glide path. In 2020, we expanded the Climate Aware approach across asset classes, both active and passive, broadening the suite of climate solutions available to our clients and thereby helping harness private capital to close the finance gap.

In the case of private clients, while traditional investments will remain suitable in some circumstances, we believe that a 100 percent sustainable portfolio, such as that offered by UBS Global Wealth Management, can potentially deliver similar or higher returns and better manage sustainability-related risks. As such, in 2020, we became the first major global financial institution to prefer sustainable over traditional investments for private clients who choose to invest globally.

UBS has been at the forefront of sustainable finance for over two decades and we are committed to our sustainability activities. We want to be a financial provider of choice for clients who wish to mobilize capital towards the UN's 17 Sustainable Development Goals (the SDGs) and transition their portfolios to a more sustainable future.



We believe that at the heart of any solution sits the need for collaboration, as epitomized by the partnerships for the goals (SDG 17). That is why we highlight our own collaborations to address gaps in the sustainable investing landscape. In 2020, we met our goals of directing USD 5 billion to SDG-related impact investments, more than one year early. By the end of the year, the total assets invested reached USD 6.9 billion. We recognize the power of collaborative philanthropy, exemplified through the UBS Oncology Impact Fund. In 2020, the Fund distributed a record donation of USD 4 million, split between UBS Optimus Foundation and the American Association for Cancer Research, in addition to its for-profit investments in cancer treatments. Meanwhile, UBS Asset Management has played an important role in Climate Action 100+, one of the world's largest coalitions of institutional investors, who together are committed to engaging with nearly 170 companies that are critical to the net-zero emissions transition.

What is sustainable investing?

An approach that considers how companies manage environmental, social and corporate governance issues. Investing sustainably doesn't mean potentially sacrificing returns – it's a way to invest and seek the returns you expect while staying true to your values. That's whether you care about a cause, driving social change, or how a company or country conducts itself.

> More at ubs.com/sustainablefinance

Navigating a year of change

Three of our employees talk about how they've handled this turbulent year and how 2020 affected (not only) their professional lives.





Prerona Kalita from Pune, India, joined UBS in June. She never spent a day in the office during all of 2020, but she had support all along to help her integrate into our culture.



Duray Taylor, a branch manager in the tri-state area, talks about his evolving workplace and maintaining balance in an atypical year.





Raymond Reitzer, a segment head with teams in Basel, Zurich and Geneva, reflects on the challenges and opportunities that shaped his path and kept him with us for more than four decades.



45 years at UBS

One long-time employee reflects on navigating nearly a half-century of change.

As a segment head with teams in Basel, Zurich and Geneva, Switzerland, Raymond Reitzer leads teams that deal with a specialized set of customer accounts. That only scratches the surface of his long career at UBS, however. He actually joined the firm more than 45 years ago, and his career has spanned a number of roles on two continents, so he knows a lot about thriving in the midst of change. He now reflects on the challenges and opportunities that shaped his path and kept him with us for more than four decades.

Let's start with you: what's your history with UBS?
I was a teen when I began my apprenticeship in April 1975. I worked as a teller in various branch offices in the St. Gallen



region before being sent to Geneva to hone my French. Then it was on to five years in New York, first as a management trainee and then in my real love: the private clients business.

Both moves were unusual. Wealth management was not a great career path at the time. Most senior bankers were credit people, and lending was the place to be. I got the chance to work in private banking, and I thoroughly enjoyed it. But even more, moving from a small town in Switzerland to a big metropolis was a transformative experience. Taking risks built resilience, but what really helped my career was learning to respect different cultures, approaches, and ways of doing things. Since then, I've primarily been working as a business project manager in Basel and Zurich, and, as I'm nearing retirement, I now work four days a week.

What are the keys to successfully navigating change, especially in these uncertain times?

It's easier to say than to do, but the key is to embrace change, not fear it. In my experience, change is nearly always opportunity, even if it seems negative at first. I can now reflect on some stressful times in my career and think "that was terrible, but it gave me the push I needed to make a change." Looking back on 2020, I don't think uncertainty was the deciding factor, but rather seeing change as the essence of life. Early in my career, I discovered that change drives me

“
Looking back on 2020, I don’t think uncertainty was the deciding factor, but rather seeing change as the essence of life.”



to see disruptions as opportunities instead of barriers. UBS has seen a lot of growth and change in the last 40 years, and, with every challenge, the firm acted decisively and eventually came out ahead. The key was always our employees' collaborative spirit, which also helped us tremendously in 2020. We all chipped in, made quick decisions and embraced change. And it worked. That's not to say it was easy, but we adapted. We found other ways to build connections: in fact, I recently had my first "digital lunch" with a team member to talk through some career challenges.



What role does leadership play in this?
Leaders can instill so much energy and spark positive engagement, and in this respect, managers should always be role models, striving to encourage and enable every person on the team. I see that as one of my primary responsibilities, in fact. Beyond that, every leader needs a clear vision for





where the team is going, the ability to authentically communicate it, and the drive to find the right people to achieve it. That approach helps people see change as a positive part of the journey.

Why did you stay with UBS for your entire career?
I'm passionate about my team and my job, and UBS has plenty of room for people like me who want to chart their own course. They also really care about their employees and they gave me lots of opportunities during my career, so it never felt like being with the same firm for more than 45 years.

Supporting our employees

Along with serving our clients, supporting our employees was our first priority in 2020. Highlights included:
- enabling 95 percent of employees to work at home, with enhanced safeguards for those remaining on site
- accelerated digitalization of processes across the firm, including the onboarding of new hires
- a new UBS ways-of-working platform and curriculum that equipped employees with new collaboration tools, training, and health and well-being strategies
- extra flexibility for employees to care for their families and resources to address evolving needs
- free access to employee assistance programs and an app-based mindfulness tool to help employees better manage challenges, uncertainty and stress
- a new peer-to-peer appreciation program to acknowledge exemplary collaboration, commitment and behavior

Thriving in an unbalanced year



Long defined by main-street addresses, modular workstations, glassed-in conference rooms and in-person meetings, many corporate workplaces – including ours – experienced a seismic shift in the last twelve months, as employees moved into home-working situations that have now, at least for some, become the "new normal."

We spoke with Duray Taylor, a Managing Director and branch manager in Global Wealth Management, about his evolving workplace and maintaining balance in an atypical year. Starting as a complex compliance officer nearly 10 years ago, Duray held management roles in Minnesota and Illinois before transferring back to his native New Jersey as a branch manager in the greater New York City area. He's a passionate advocate for his advisors, his market, and the firm's culture. As co-chair of the MOSAIC Americas employees network, he also works to enhance the career experiences of employees from diverse ethnicities and to shape a more inclusive organization.

Your workplace – what changes have you seen in the past year?

My branch office in northern New Jersey employs about 90 people. On-site work and in-person collaboration were standard for us until March 2020, when we essentially closed the branch and opened 90 remote workplaces. Remarkably, there was no drop in productivity, and, in fact, a number of financial advisors in my branch had record years. The pandemic pushed us to become more agile, digital and efficient. And, as we continue to adapt, I see us becoming even more comfortable with a hybrid workplace model.



"I saw two interesting trends. Regarding their needs, my colleagues thankfully continued to speak up, but I quickly learned I needed to ensure every person on the team was coping well and had the resources to be successful working from home."

How did these changes affect your teams and your client relationships?
I saw two interesting trends. Regarding their needs, my colleagues thankfully continued to speak up, but I quickly learned I needed to ensure every person on the team was coping well and had the resources to be successful working from home. We also had to decouple "face time" and "effectiveness," because it turned out that our employees were just as efficient, and sometimes even more so, at home than they were in a purely in-office environment. Regarding client relationships, I think advisors have had to adapt (and will continue to do so) as our clients increasingly embrace technology and take ownership of their financial well-being due to the ongoing pandemic. In this respect, COVID has compelled us to innovate.





Collaborative workplaces are a hallmark of our success. Did 2020 upend everything?

Not at all. How we work together has just evolved along with our workplaces. For example, much of our pre-pandemic collaboration was conducted in person; a remote-working model requires intentionality. Collaborating online is largely unchanged, but our team check-ins now encompass business, family, work–life balance and personal well-being. Additionally, prior to the pandemic, I could leave personal matters at the office door. In a home-working environment, I've essentially been invited into my employees' personal lives (and they into mine). Remarkably, collaboration within and among my teams has increased in the last year, along with productivity and client service, partially because I'm more in tune with my employees as individuals.

Did social challenges like the ongoing racial tension in the US have an effect on your workplace?

Yes, and some of those effects were generally positive. In the past few months, I've had many meaningful conversations on formerly "taboo" subjects like racism. The need for change was thrust upon us in the US, but events here sparked developments across the firm. For example, engagement with our multicultural employee networks in the US, UK and Switzerland has skyrocketed, and most of my black colleagues and I have had numerous opportunities to advise, educate and even console colleagues. Our challenges are daunting, but I'm seeing a movement as opposed to a moment, and that's encouraging.



"The pandemic pushed us to become more agile, digital and efficient. And, as we continue to adapt, I see us becoming even more comfortable with a hybrid workplace model."



How did you maintain your own balance in such a turbulent year?

UBS has done a good job, I think, of offering various tools, resources and online learning opportunities to help us cope with the stresses we experienced in 2020. I'm a particularly big fan of meditation as a way to decompress and unwind after a challenging day at work, and I've recently been using a popular mindfulness app that the firm made available to all employees globally. It really helps me refocus, re-center and maintain a sense of balance in my life.

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Culture: the glue that keeps us together

At UBS, we believe that the right strategy and a strong culture drive strong performance. For many years now, we've expressed this conviction in our three keys to success.

Our Pillars, Principles and Behaviors underscore our strategy and our culture, defining what we stand for as a firm and as individuals. We've embedded these tenets in our daily business and investment decisions, management practices and employee experience to unlock the firm's potential.

These foundations were tested in 2020, as the pandemic disrupted many of our established practices and even our sense of community. We leveraged learnings from our Asia Pacific region and partnered with our business continuity, IT and operations teams on infrastructure solutions that within a few weeks enabled 95 percent of employees to work effectively at home. In this effort, collaboration was our most useful ally. During the first half of 2020, teams across UBS rolled out new tools for virtual working and accelerated the automation, digitalization and streamlining of hundreds of processes to support business, operations and management activities. At the same time, we provided a number of new resources to support employees' health and well-being. Surveys conducted in May and September emphasized the importance of these measures: 91 percent of employees reported that they were equally or more productive working online at home than before, while more than 80 percent felt well connected to their colleagues and also well cared for by the firm.



The key to employees' resilience? At every turn, it was our culture. Already the "glue" that holds us together in difficult times, a strong sense of culture is even more important when employees can't interact on a daily basis. That's one reason we embedded our Pillars, Principles and Behaviors in all of our management processes in the first place, and why in recent months we've focused heavily on building connectivity among employees and especially between line managers and their team members. Those connections strengthen our culture and build a sense of belonging when in-person interaction is limited.

Our Pillars are the foundation for everything we do.

Capital strength
Efficiency and effectiveness
Risk management

Our Principles are what we stand for as a firm.

Client focus
Excellence
Sustainable performance

Our Behaviors are what we stand for individually.

Integrity
Collaboration
Challenge



"What we delivered in 2020 was only possible because our culture was well established long before we needed to rely on it so completely."

Can culture be conveyed remotely?

Early on, we recognized the particular challenges the pandemic placed on our recruitment processes. In prior years, many activities were conducted in person, with numerous culture-infusing touchpoints between UBS and the candidate. In March 2020, a cross-firm team successfully digitalized all of our hiring and onboarding activities. As a result, the majority of the 9,296 external candidates hired in 2020 were on-boarded virtually into remote-working roles. Although they had line manager and team support, along with training to help them integrate into our culture, these new employees may never have experienced our culture in person.

One of those individuals was Prerona Kalita, a communications specialist for Group Technology in Pune, India. Hired in June, Prerona never spent a day in the office during all of 2020, nor did she meet her teammates in person. Could she still experience what makes us UBS? "Time and time again, I've seen that our culture is real. During interviews, I learned that inclusion is woven deep into the fabric of UBS's culture. Now I see our culture living in what we focus on, like collaboration, employee well-being, training to fill in my knowledge gaps, our focus on internal mobility, and especially team interactions. In my view, what we delivered in 2020 was only possible because our culture was well established long before we needed to rely on it so completely."



Appreciation as culture carrier

Never underestimate the power of "thank you," or the significance of a colleague's genuine "great job, well done." Encouraging to the individual, who feels recognized and valued, on an organizational level peer-to-peer appreciation is an organic way to increase engagement and build a stronger sense of community and corporate spirit.

UBS has for many years encouraged continuous feedback and rewarded employees for proposing ideas to improve collaboration and effectiveness. Launched in late 2020, "Kudos" is our most transformative employee recognition program to date. Employees can easily give Kudos to show appreciation for a colleague who has expended extra effort, say thank you for great collaboration, or celebrate successes and achievements. That in-the-moment feedback comes with points that can be redeemed for merchandise, services like home food delivery, or gift vouchers. In a time where connectivity must be intentional, Kudos has enabled employees to connect in an authentic and positive way.





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Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and operates under Art. 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares.

Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, telephone +41-44-234 11 11, and its corporate identification number is CHE-395.345.924.

UBS Group AG was incorporated on 10 June 2014 and was established in 2014 as the holding company of the UBS Group.

UBS Group AG shares are listed on the SIX Swiss Exchange and on the New York Stock Exchange (ISIN: CH0244767585; CUSIP: H42097107). UBS Group AG owns 100 percent of the outstanding shares of UBS AG.



Disclaimer

The use of the SDG logo, including the color wheel, and icons by an entity does not imply the endorsement of the United Nations of such entity, its products or services, or of its planned activities.

UBS joined forces with BOTTLETOP to create #TOGETHERBAND to raise money for selected charities. Bottletop and UBS Financial Services Inc. are not affiliated.

Not all products and services described herein are available in all jurisdictions.

Sustainable investing strategies aim to incorporate environmental, social and governance (ESG) considerations into investment process and portfolio construction. Strategies across geographies and styles approach ESG analysis and incorporate the findings in a variety of ways. The returns on portfolios consisting primarily of sustainable investments may be lower or higher than portfolios where ESG factors, exclusions, or other sustainability issues are not considered, and the investment opportunities available to such portfolios may also differ.

Awards were independently determined and awarded by the publication's editorial team. For more information, visit their website. UBS did not pay a fee in exchange for these awards.

The UBS Optimus Foundation is a grant-making foundation that helps UBS clients use their wealth to drive positive social change for children. The foundation selects programs that improve children's health, education and protection, ones that have the potential to be transformative, scalable and sustainable.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote-working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, which include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK's exit from the EU; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2020. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Adjusted results | Please refer to the "Group performance" section of our Annual Report 2020 for more information on adjusted results.

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Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

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